SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2009

STARLIMS Technologies Ltd.
(Name of Registrant)

32B Habarzel Street, Tel Aviv 69710, Israel
(Address of Principal Executive Office)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

        Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

        If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

STARLIMS Technologies Ltd.

6-K Items

1.	Press release: Beaufort County Sheriff’s Office Implements STARLIMS Forensic LIMS Appliance in Under Two Weeks; dated August 19, 2009

ITEM 1

Beaufort County Sheriff’s Office Implements STARLIMS Forensic LIMS Appliance in Under Two Weeks

HOLLYWOOD, Fla., Aug 19, 2009 – STARLIMS Technologies Ltd. (Nasdaq:LIMS), a leading provider of laboratory information management systems (LIMS), today announced that Beaufort County Sheriff’s Office (BCSO) in South Carolina has implemented the STARLIMS forensic appliance in a quick and cost-effective manner. The STARLIMS Forensic Appliance, a new offering from STARLIMS, is specifically designed for small forensics labs that are implementing LIMS for the first time, and require a fail-proof hardware and software solution with complete forensic functionality. The STARLIMS forensic appliance was implemented in under two weeks during June 2009, at a cost of less than $100,000.

A Powerful System Goes Live in Days
STARLIMS provided a pre-configured server to BCSO, followed by on-site training and step-by-step instructions. BCSO staff was able to configure static data and workflow settings within days, and the system went live in less than two weeks. The project’s technical lead at BCSO, Timothy French, reported that, “This is working well and it really only took about two days work on my part to set up.”

With the STARLIMS system in place, BCSO now enjoys the benefit of automated lab data management, encompassing the entire forensic examination life cycle. This makes a significant contribution in helping the BCSO to overcome the challenge of repetitive, tedious, and inconsistent data storage and retrieval.

An Unusually Rapid Deployment in the LIMS World
“We are very proud of this highly effective project, so unusual in the LIMS world, where implementation time is counted in months, not weeks,” said Jeff Ferguson, COO of STARLIMS Corporation. “It was a speedy, customer-friendly project, which gave BCSO a wealth of functionality at a price point that met their budgetary requirements. We couldn’t ask for better proof that our forensic appliance is a valid and necessary product for small forensic labs.”

According to Ferguson, one important factor in the success of this project is that the STARLIMS Forensic Appliance has been specifically designed to provide all the built-in functionalities a small forensic lab needs, right out of the box, so very little time and effort is required on the customer’s end. He added that, “BCSO played an equally important role in making this deployment as easy as it really was. BCSO staff learned the system quickly, immediately matched our built-in tools to their workflows, and did everything to make our collaboration a pleasure.”

About the STARLIMS Forensic Appliance
The STARLIMS Forensic Appliance is a fail-proof solution with complete forensic functionality. An ASCLD-LAB compliant appliance, it is based on long-established expertise in U.S. federal and state lab facilities with forensic specialties in ten different functional areas. The STARLIMS forensic appliance is a powerful aid in establishing a forensic lab process flow, making it ideal for new labs. In addition, the document management module, quality standards tracking, and instrument and materials management functions directly support a lab’s ability to achieve ISO 17025 or ASCLD compliance. The STARLIMS forensic appliance comes complete with all the needed hardware, eliminating costly and time-consuming processes of defining hardware needs, and procuring each item. It is priced well under $100,000.

About STARLIMS
STARLIMS Technologies Ltd. (Nasdaq:LIMS) is a leading provider of laboratory information management systems (LIMS), with over 20 years of LIMS experience. The Company’s flagship product, STARLIMS(r), improves the reliability of laboratory sampling processes, supports compliance with domestic and international regulations and industry standards, and provides comprehensive reporting, monitoring and analysis capabilities. STARLIMS software is used for quality assurance and control, testing and monitoring, and research and development in government, manufacturing and life sciences organizations. With operations in the United States, Canada, the United Kingdom, Israel and Hong Kong, the company serves over 500 organizations in 40 countries. For more information, please see http://www.starlims.com.

Safe Harbor for Forward-Looking Statements
This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the company to be materially different from those which may be expressed or implied by such statements, including, among others, changes in general economic and business conditions, changes in demand for products and services, the timing and amount or cancellation of orders, loss of market share and other risks detailed from time to time in STARLIMS’s filings from time to time with the Securities and Exchange Commission. Such filings contain and identify these and other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Shareholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STARLIMS Technologies Ltd. (Registrant) By: /s/ Chaim Friedman —————————————— Chaim Friedman Chief Financial Officer

Date: August 19, 2009